Exhibit 99.1

Jumei Announces New Director Appointment and Formation of Independent Special Committee

BEIJING, March 11, 2016 /PRNewswire/ -- Jumei International Holding Limited (NYSE: JMEI) ("Jumei" or the "Company"), China's leading online retailer of beauty products, today announced that it has appointed Mr. Adam J. Zhao as a new member to its board of directors (the "Board").  In addition, the Board has formed a special committee to consider the non-binding "going private" proposal that the Board received on February 17, 2016.

New Director Appointment

The Company appointed Mr. Adam J. Zhao as a director. The Board reviewed the independence of Mr. Zhao and determined that Mr. Zhao satisfied the independence requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange and the "independence" standards under Rule 10A-3 under the Securities Exchange Act of 1934.

Mr. Adam J. Zhao has been the chief financial officer and board secretary of PapayaMobile since December 2014. Mr. Zhao is currently an independent director of eLong, Inc. (Nasdaq: LONG). Prior to joining PapayaMobile, Mr. Zhao was the CFO and board secretary of Country Style Cooking Restaurant Chain (NYSE: CCSC), beginning in January 2012. Prior to that, he was the corporate vice president of Ninetowns Internet Technology Group (Nasdaq: NINE), beginning in August 2007. From 2004 to 2007, he was the CFO of Digital Media Group acquired by VisionChina (Nasdaq: VISN). Mr. Zhao's earlier experiences include investment management positions at New Hope Capital and serving as an investment director at a Hong Kong investment company. Mr. Zhao received his bachelor's degree in economics from Beijing International Study University in 1989 and his MBA from the University of Illinois in Chicago in 2003.

Formation of Special Committee

The Board has formed a special committee consisting of two independent and disinterested directors, Mr. Sean Shao and newly-appointed director Mr. Adam J. Zhao, to consider the previously announced preliminary non-binding "going private" proposal that the Board received on February 17, 2016.  Mr. Sean Shao will chair the special committee.

The Board cautions the Company's shareholders and others considering trading in its securities that the Board just received the aforementioned preliminary non-binding proposal letter and no decisions have been made with respect to the Company's response to the proposal. There can be no assurance that any definitive offer will be made, that any agreement will be executed or that this or any other transaction will be approved or consummated.  The Company does not undertake any obligation to provide any updates with respect to this or any other transaction, except as required under applicable law.

About Jumei

Jumei (NYSE: JMEI) is China's leading online retailer of beauty products. Jumei's internet platform is a trusted destination for consumers to discover and purchase branded beauty products, fashionable apparel and other lifestyle products through the Company's jumei.com and jumeiglobal.com websites and mobile application. Leveraging its deep understanding of customer needs and preferences, as well as its strong merchandizing capabilities, Jumei has adopted multiple effective sales formats to encourage product purchases on its platform, including curated sales, online shopping mall and flash sales. More information about Jumei can be found at http://jumei.investorroom.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Jumei may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission ("SEC") on Forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Jumei's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Further information regarding such risks and uncertainties is included in Jumei's filings with the SEC, including its annual report on Form 20-F. All information provided in this press release and in the attachments is as of the date of this press release, and Jumei does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

Jumei International Holding Limited
Mr. Sterling Song
Investor Relations Director
Phone: +86-10-5676-6983
Email: kans@jumei.com

Christensen
In China
Mr. Christian Arnell
Phone: +86-10-5900-1548
Email: carnell@christensenir.com

In US
Ms. Linda Bergkamp
Phone: +1-480-614-3004
Email: lbergkamp@ChristensenIR.com